

March 24, 2014

Via E-mail
David Morse
Chief Executive Officer
Location Based Technologies, Inc.
49 Discovery, Suite 260
Irvine, California 92618

      **Re:**    **Location Based Technologies, Inc.**
              **Form 10-K for the period ended August 31, 2013**
              **Filed November 22, 2013**
              **File No. 333-139395**

Dear Morse:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief